UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 24, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

eHi Car Services Limited

File No. 001-36731 - CF#33729

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        eHi Car Services Limited submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on April 26, 2016, as amended.

        Based on representations by eHi Car Services Limited that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

                Exhibit 4.24   through June 24, 2017

        For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

                      Brent J. Fields
                      Secretary